As filed with the Securities and Exchange Commission on May 27, 2016

Registration No. 333-211010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Ollie’s Bargain Outlet Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5331	80-0848819
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6295 Allentown Boulevard

Suite 1

Harrisburg, Pennsylvania 17112

(717) 657-2300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John Swygert

Executive Vice President, Chief Financial Officer and Secretary

6295 Allentown Boulevard

Suite 1

Harrisburg, Pennsylvania 17112

(717) 657-2300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Faiza Rahman, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Robert Bertram Vice President and General Counsel 6295 Allentown Boulevard Suite 1 Harrisburg, Pennsylvania 17112 (717) 657-2300	Marc Jaffe, Esq. Ian Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200 (Phone) (212) 751-4864 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 27, 2016

10,000,000 Shares

Ollie’s Bargain Outlet Holdings, Inc.

Common stock

The selling stockholders named in this prospectus are offering 10,000,000 shares of our common stock. We will not receive any proceeds from the sale of common stock to be offered by the selling stockholders. See “Use of proceeds.” Our common stock is listed on the Nasdaq Global Market (“NASDAQ”) under the symbol “OLLI.” On May 26, 2016, the last sale price of our common stock as reported on NASDAQ was $25.33 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Summary—Implications of being an emerging growth company.”

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 11 of this prospectus.

	PER SHARE	TOTAL

Public offering price	$	$

Underwriting discount (1)	$	$

Proceeds to the selling stockholders, before expenses,	$	$

(1)	We refer you to “Underwriting” beginning on page 42 of this prospectus for additional information regarding underwriter compensation.

The selling stockholders named in this prospectus have granted to the underwriters an option for a period of 30 days to purchase up to 1,500,000 additional shares of common stock from the selling stockholders at the public offering price less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders named in this prospectus, if the underwriters exercise their option to purchase additional shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Ollie’s Bargain Outlet Holdings, Inc.’s common stock to investors on or about                     , 2016.

J.P. Morgan	Jefferies	BofA Merrill Lynch

Credit Suisse	Piper Jaffray
RBC Capital Markets	KeyBanc Capital Markets

                    , 2016.

You should rely only on the information contained or incorporated by reference in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The selling stockholders and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Persons outside the United States who come into possession of this prospectus and any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriting.” You should assume that the information appearing in this prospectus and any free writing prospectus is only accurate as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

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Trademarks and trade names

We own various trademarks, service marks and trade names referred to or incorporated by reference in this prospectus, including, among others, Ollie’s®, Ollie’s Bargain Outlet®, Ollie’s Army®, Real Brands! Real Bargains!®, Good Stuff Cheap® and their respective logos. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the TM, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Presentation of financial and other information

We operate on a fiscal calendar used in the retail industry which results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. Our audited financial statements incorporated by reference from our Annual Report on Form 10-K are our audited consolidated balance sheets as of January 30, 2016 and January 30, 2015 and our audited consolidated statements of income, stockholders’ equity and cash flows for the fiscal years ended January 30, 2016, January 31, 2015 and February 1, 2014. References to “fiscal year 2015,” “fiscal year 2014” and “fiscal year 2013” refer to the reported fiscal years ended January 30, 2016, January 31, 2015 and February 1, 2014, respectively. References to “fiscal year 2016” refer to the 52-week period ending January 28, 2017.

Prior to fiscal year 2012, we operated on a fiscal calendar which resulted in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31 of that year. On September 28, 2012, affiliates of CCMP Capital Advisors, LP (collectively referred to as “CCMP”), along with certain members of management, acquired Ollie’s Holdings, Inc. (“Ollie’s Holdings”) and its sole operating subsidiary, Ollie’s Bargain Outlet, Inc. (“Ollie’s Bargain Outlet”) through a newly formed entity, Ollie’s Bargain Outlet Holdings, Inc. (f/k/a Bargain Holdings, Inc.) (the “CCMP Acquisition”). In connection with the CCMP Acquisition, as part of the purchase price allocation, assets acquired and liabilities assumed were adjusted to their estimated fair value as of the closing date of the CCMP Acquisition. Ollie’s Holdings is the predecessor to Ollie’s Bargain Outlet Holdings, Inc., and the periods on and prior to September 28, 2012 are referred to as the predecessor periods. The periods on and following September 29, 2012 are referred to as the successor periods. We refer to the period from January 1, 2012 through September 28, 2012 as “predecessor period 2012” and the period from September 29, 2012 through February 2, 2013 as “successor period 2012.” References to “fiscal year 2011” are to the fiscal year ended December 31, 2011.

Each of fiscal years 2015, 2014, 2013 and 2011 consisted of 52-week periods. Successor period 2012 consisted of an 18-week period and predecessor period 2012 consisted of a 39-week period. As a result of the application of purchase accounting in connection with the CCMP Acquisition impacting the successor periods, fiscal years 2015, 2014 and 2013 and successor period 2012 may not be comparable to predecessor period 2012 and fiscal year 2011.

Market and industry information

Market data and industry information used or incorporated by reference throughout this prospectus are based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys, forecasts and publications and other publicly available information prepared by a number of third party sources, as well as market analysis and reports prepared by Jeff Green Partners, a retail real estate feasibility consultant that provides

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market analysis and strategic planning and consulting services. All of the market data and industry information used or incorporated by reference in this prospectus involves a number of assumptions and limitations which we believe to be reasonable, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included or incorporated by reference in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors,” “Cautionary note regarding forward-looking statements” and elsewhere in this prospectus and the documents incorporated by reference. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

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Summary

This summary highlights information appearing elsewhere in this prospectus or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes included or incorporated by reference into this prospectus, before making an investment decision. Unless the context requires otherwise, references to “our company,” “we,” “us,” “our” and “Ollie’s” refer to Ollie’s Bargain Outlet Holdings, Inc. and its subsidiaries. References to comparable store sales are to net sales of “comparable stores” during a fiscal period. Stores become “comparable stores” beginning on the first day of the sixteenth full fiscal month following the store’s opening. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business and Key Line Items—Comparable Store Sales” incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended January 30, 2016 (the “Form 10-K”). Four-wall EBITDA for our stores, as used herein, is store net income before depreciation and amortization expenses and excluding any impact for interest expense, income tax expense and general and administrative expenses. Calculations of compound annual growth rate (“CAGR”) from fiscal year 2011 to fiscal year 2015 presented herein are calculated beginning on January 2, 2011, the first day of fiscal year 2011, and ending on January 30, 2016, the last day of fiscal year 2015. Store-level cash-on-cash returns, as described herein, are calculated by dividing four-wall EBITDA for a store by our net cash investment in that store.

Our company

We are a highly differentiated and fast-growing, extreme value retailer of brand name merchandise at drastically reduced prices. Known for our assortment of “Good Stuff Cheap,” we offer customers a broad selection of brand name products, including food, housewares, books and stationery, bed and bath, floor coverings, hardware and toys. Our differentiated go-to market strategy is characterized by a unique, fun and engaging treasure hunt shopping experience, compelling customer value proposition and witty, humorous in-store signage and advertising campaigns. These attributes have driven our rapid growth and strong and consistent store performance.

Mark Butler, our Chairman, President and Chief Executive Officer, co-founded Ollie’s in 1982, based on the idea that “everyone in America loves a bargain.” Since opening our first store in Mechanicsburg, PA, we have expanded throughout the Eastern half of the United States. From the time Mr. Butler assumed his current position as President and Chief Executive Officer in 2003, we have grown from operating 28 stores in three states to 203 stores in 17 states as of January 30, 2016. Our no-frills, “semi-lovely” warehouse style stores average approximately 33,000 square feet and generate consistently strong financial returns across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our business model has resulted in positive financial performance during strong and weak economic cycles. Since 1998, 100% of our stores have generated positive four-wall EBITDA on a trailing 12-month basis, and prior to that, we believe all of our stores were profitable in each fiscal year since opening our first store in 1982. We believe there is opportunity for more than 950 Ollie’s locations across the United States based on internal estimates and third party research conducted by Jeff Green Partners, a retail real estate feasibility consultant that provides market analysis and strategic planning and consulting services.

Our constantly changing merchandise assortment is procured by a highly experienced merchant team, who leverage deep, long-standing relationships with hundreds of major manufacturers, wholesalers, distributors, brokers and retailers. These relationships enable our merchant team to find and select only the best buys from a broad range of brand name and closeout product offerings and to pass drastically reduced prices along to our customers. As we grow, we believe our increased scale will provide us with even greater access to brand name products because many large manufacturers favor large buyers capable of acquiring an entire deal. Our merchant team augments these deals with directly sourced products including Ollie’s own private label brands and other products exclusive to Ollie’s.

Our business model has produced consistently strong growth and financial performance. From fiscal year 2011 to fiscal year 2015 (except as noted):

•	Our store base expanded from 111 stores to 203 stores, a CAGR of 15.9%, and we entered seven new states.

•	New stores opened from fiscal year 2011 to fiscal year 2014 produced average cash-on-cash returns of over 63% in their first 12 months of operations.

•	Comparable store sales grew at an average rate of 3.2% per year.

•	Net sales increased from $389.9 million to $762.4 million, a CAGR of 17.8%.

•	Adjusted EBITDA increased from $47.1 million to $100.4 million, a CAGR of 20.3%.

•	Net income increased from $16.7 million to $35.8 million, a CAGR of 20.6%.

For a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “— Summary historical consolidated financial and other data.”

Our initial public offering

On July 15, 2015, we priced our initial public offering (“IPO”) of 8,925,000 shares of our common stock. On July 16, 2015, our common stock began trading on the NASDAQ Global Market (“NASDAQ”) under the ticker symbol “OLLI.” In addition, on July 17, 2015, the underwriters of the IPO exercised their option to purchase an additional 1,338,750 shares of common stock from us. As a result, 10,263,750 shares of common stock were issued and sold at a price of $16.00 per share. We received net proceeds from the IPO (including the exercise of the underwriters’ option) of $153.1 million, after deducting the underwriting fees of $11.1 million. We used the net proceeds from the IPO to pay off outstanding borrowings under our then-existing senior secured asset-based revolving credit facility (the “Revolving Credit Facility”) and a portion of the outstanding principal balance of our senior secured term loan facility (the “Term Loan Facility,” and, collectively with the Revolving Credit Facility, the “Senior Secured Credit Facilities”).

Our recapitalization and refinancing

On May 27, 2015, we amended the credit agreements governing our Revolving Credit Facility and our Term Loan Facility to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. We also drew $50.0 million of borrowings under our Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and of which the balance was used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization. We refer to these transactions collectively as the “Recapitalization.”

On January 29, 2016, we refinanced our Revolving Credit Facility and our Term Loan Facility with the proceeds of a new $200.0 million senior secured term loan facility (the “New Term Loan Facility”) and a $100.0 million senior secured asset-based revolving credit facility (the “New Revolving Credit Facility,” and, together with the New Term Loan Facility, the “New Credit Facilities”), which includes a $25.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans. For an additional description of the New Credit Facilities, see “Description of certain indebtedness—New credit facilities.” We refer to our entry into the New Credit Facilities and the application of proceeds therefrom as the “Refinancing.”

The Refinancing is anticipated to generate annual interest savings in fiscal year 2016 of approximately $4.0 million on a before tax, pro forma basis.

Our private equity sponsor

We were acquired by affiliates of CCMP Capital Advisors, LP (collectively referred to as “CCMP”) along with certain members of management in September 2012 (the “CCMP Acquisition”). CCMP is a leading global private equity firm specializing in buyout and growth equity investments in companies ranging from $250 million to more than $2 billion in size. CCMP’s founders have invested over $16 billion since 1984, which includes their activities at J.P. Morgan Partners, LLC (a private equity division of JPMorgan Chase & Co.) and its predecessor firms. CCMP was formed in August 2006 when the buyout and growth equity investment professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to commence operations as an independent firm. The foundation of CCMP’s investment approach is to leverage the combined strengths of its deep industry expertise and proprietary operating resources to create value by investing in four targeted industries– Industrials, Consumer/Retail, Energy/Chemicals and Healthcare.

After the completion of this offering, CCMP is expected to beneficially own approximately 29.5% of our outstanding common stock, or 27.0% if the underwriters exercise their option to purchase additional shares in full. CCMP will continue to be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk factors—Risks related to our common stock and this offering—CCMP and our Chief Executive Officer will continue to collectively own a substantial portion of our outstanding common stock following this offering, and their interests may be different from or conflict with those of our other stockholders” and “Principal and selling stockholders.”

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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an exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO unless, prior to that time, we (i) have more than $1.0 billion in annual revenue, (ii) have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) or (iii) issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations with respect to executive compensation disclosure elsewhere in or incorporated by reference into this prospectus and we expect to continue to avail ourselves of such reduced reporting obligations in future filings with the Securities and Exchange Commission (the “SEC”) for as long as we remain an emerging growth company. However, we expect that following this offering, the market value of our common stock held by non-affiliates will be greater than $700 million and as a result, we will lose emerging growth company status to the extent that the market value of our common stock held by non-affiliates remains greater than $700 million as of the last day of our second quarter in fiscal 2016.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new and revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have elected to “opt out” of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new and revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Summary risk factors

Investing in our common stock involves a number of risks, including the following:

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We may not be able to execute our opportunistic buying, adequately manage our supply of inventory or anticipate customer demand, which could have a material adverse effect on our business, financial condition and results of operations.

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Our ability to generate revenues is dependent on consumer confidence and spending, which may be subject to factors beyond our control, including changes in economic and political conditions and risks associated with fluctuations in energy and gasoline prices.

•	We face intense competition which could limit our growth opportunities and adversely impact our financial performance.

•	If we fail to open new profitable stores on a timely basis or successfully enter new markets, our financial performance could be materially adversely affected.

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Our success depends on our executive officers, our merchant team and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, it could have a material adverse effect on our business, financial condition and results of operations.

•	If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition and results of operations.

•	We may not be successful in the implementation of our long-term business strategy, which could materially adversely affect our business, results of operations, cash flows and financial condition.

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Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

•	The loss of, or disruption in the operations of, our centralized distribution centers could materially adversely affect our business and operations.

•	Fluctuations in comparable store sales and results of operations, including fluctuations on a quarterly basis, could cause our business performance to decline substantially.

•	We have and will continue to incur increased costs and obligations as a result of being a public company.

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CCMP and our Chief Executive Officer will continue to collectively own a substantial portion of our outstanding common stock following this offering and their interests may be different from or conflict with those of our other stockholders.

Corporate information

We were incorporated in Delaware on August 27, 2012 under the name “Bargain Holdings, Inc.” On March 23, 2015, we changed our name to “Ollie’s Bargain Outlet Holdings, Inc.” Our principal executive offices are located at 6295 Allentown Boulevard, Suite 1, Harrisburg, Pennsylvania 17112, and our telephone number is (717) 657-2300. Our corporate website address is www.ollies.us. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

The offering

Shares of common stock offered by the selling stockholders	10,000,000 shares of common stock (11,500,000 shares if the underwriters’ option to purchase additional shares from the selling stockholders is exercised in full).

Underwriters’ option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of 1,500,000 additional shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Voting rights	Each share of our common stock will have one vote per share on all matters submitted to a vote of stockholders. See “Description of capital stock.”

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See the “Risk factors” section of this prospectus beginning on page 11 and the “Risk Factors” section incorporated by reference into this prospectus from our Form 10-K for a discussion of factors you should carefully consider before deciding to purchase shares of our common stock.

Listing	Our shares are listed on NASDAQ under the symbol “OLLI.”

Except as otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 60,002,125 shares outstanding as of April 30, 2016 and:

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excludes 5,079,940 shares of common stock issuable upon the exercise of stock options issued and outstanding under our 2012 Equity Incentive Plan (the “2012 Plan”) (of which 2,491,046 of such stock options are vested); and

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excludes 1,270,205 shares of common stock issuable upon the exercise of stock options and restricted stock units issued and outstanding under our 2015 Equity Incentive Plan (the “2015 Plan” and together with the 2012 Plan, the “Equity Plans”) (of which none of such stock options are vested) and a remaining 4,103,995 shares of common stock reserved for issuance under the 2015 Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase up to 1,500,000 additional shares of our common stock from the selling stockholders.

Summary historical consolidated financial and other data

The following tables set forth Ollie’s Bargain Outlet Holdings, Inc.’s summary historical consolidated financial and other data for the periods ending on and as of the dates indicated. We derived the consolidated statement of income data and consolidated statement of cash flow data for fiscal years 2015, 2014 and 2013 and the consolidated balance sheet data as of January 30, 2016 from our audited consolidated financial statements and related notes thereto incorporated by reference into this prospectus. We derived the consolidated statement of income data and consolidated statement of cash flow data for successor period 2012 (described below), predecessor period 2012 (described below) and fiscal year 2011 from our audited consolidated financial statements and related notes thereto not included or incorporated by reference into this prospectus.

Prior to fiscal year 2012, we operated on a fiscal calendar which resulted in a given fiscal year consisting of a 52- or 53- week period ending on the Saturday closest to December 31 of that year. In connection with the CCMP Acquisition, as part of the purchase price allocation, assets acquired and liabilities assumed were adjusted to their estimated fair value as of September 28, 2012, the closing date of the CCMP Acquisition. The periods on and prior to September 28, 2012, are referred to as the predecessor periods. The periods on and following September 29, 2012 are referred to as the successor periods. We refer to the period from January 1, 2012 through September 28, 2012 as “predecessor period 2012” and the period from September 29, 2012 through February 2, 2013 as “successor period 2012.” References to “fiscal year 2011” are to the fiscal year ended December 31, 2011.

Each of fiscal years 2015, 2014, 2013 and 2011 consisted of 52-week periods. Successor period 2012 consisted of an 18-week period and predecessor period 2012 consisted of a 39-week period. As a result of the application of purchase accounting in connection with the CCMP Acquisition impacting the successor periods, fiscal years 2015, 2014 and 2013 and successor period 2012 may not be comparable to predecessor period 2012 and fiscal year 2011.

Our historical results are not necessarily indicative of future results of operations. The consolidated income data and consolidated statement of cash flow data for the fiscal year 2015 and our consolidated balance sheet data as of January 30, 2016 are not necessarily indicative of the results expected for fiscal year 2016 or for any future period. You should read the information set forth below and incorporated by reference together with “Presentation of financial and other information,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto incorporated by reference into this prospectus.

	Successor				Predecessor
	Fiscal year			Successor period (1)	Predecessor period (1)	Fiscal year
	2015	2014	2013	2012	2012	2011
	(dollars in thousands, except per share amounts)
Consolidated Statement of Income Data:
Net sales	$762,370	$637,975	$540,718	$183,644	$316,135	$389,862
Cost of sales	459,506	384,465	323,908	113,376	187,811	234,785

Gross profit	302,864	253,510	216,810	70,268	128,324	155,077
Selling, general and administrative expenses	209,783	178,832	153,807	53,440	100,233	109,545
Depreciation and amortization expenses	7,172	6,987	8,011	3,423	3,846	4,732
Pre-opening expenses	6,337	4,910	4,833	665	3,521	7,125
Loss of assets and cost related to flood (2)	—	—	—	—	—	896

Operating income	79,572	62,781	50,159	12,740	20,724	32,779
Interest expense, net	15,416	18,432	17,493	5,832	4,425	6,157
Loss on extinguishment of debt	6,710	671	1,848	—	—	—

Income before income taxes	57,446	43,678	30,818	6,908	16,299	26,622
Income tax expense	21,607	16,763	11,277	3,303	7,286	9,933

Net income	$35,839	$26,915	$19,541	$3,605	$9,013	$16,689

Earnings per common share:
Basic	$0.67	$0.56	$0.40
Diluted	$0.64	$0.55	$0.40
Weighted average common shares outstanding (in thousands):
Basic	53,835	48,202	48,519
Diluted	55,796	48,609	48,519

Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$45,848	$31,842	$19,713	$25,161	$(6,152)	$19,029
Investing activities	(14,337)	(14,007)	(9,554)	(696,505)	(6,948)	(9,490)
Financing activities	(23,204)	(8,049)	(2,593)	675,944	2,503	(3,791)

Other Financial Data:
EBITDA (3)	$88,914	$71,566	$59,650	$16,528	$25,381	$38,621
EBITDA margin (3)	11.7%	11.2%	11.0%	9.0%	8.0%	9.9%
Adjusted EBITDA (3)	$100,413	$80,300	$68,225	$23,310	$37,012	$47,130
Adjusted EBITDA margin (3)	13.2%	12.6%	12.6%	12.7%	11.7%	12.1%
Capital expenditures	$14,203	$14,110	$9,597	$1,350	$6,948	$9,490

Selected Operating Data:
Number of new stores (4)	28	22	23	4	16	17
Store closings	(1)	—	—	—	—	(1)

Number of stores open at end of period	203	176	154	131	127	111
Average net sales per store (5)	$4,007	$3,815	$3,744	$1,413	$2,647	$3,777

Comparable store sales change (6)	6.0%	4.4%	1.1%	(1.5)%	3.9%	0.0%

As of January 30, 2016
(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,259
Total assets	945,325
Total debt (7)	199,954
Total liabilities	383,376
Total stockholders’ equity	561,949

(1)	Successor period 2012 consists of the 18-week period from September 29, 2012 to February 2, 2013, and Predecessor period 2012 consists of the 39-week period from January 1, 2012 to September 28, 2012. For the month ended January 28, 2012, net sales were $23.3 million, cost of sales was $14.1 million, net loss was $0.3 million, EBITDA (as defined below) was $0.4 million, Adjusted EBITDA (as defined below) was $0.8 million and capital expenditures were $0.5 million. For the month ended February 2, 2013, net sales were $32.4 million, cost of sales were $19.6 million, net loss was $0.6 million, EBITDA loss was $0.3 million, Adjusted EBITDA was $1.2 million and capital expenditures were $0.8 million.

(2)	In fiscal year 2011, represents loss of assets and costs directly attributed to a significant flood that occurred in one of our store locations in September 2011. Such costs (including damaged inventory, fixed assets and related costs associated with clean-up) were expensed as incurred. The store location was closed for the remainder of fiscal year 2011, re-opened in fiscal year 2012 and is included in the new store count for fiscal year 2012.

(3)	We report our financial results in accordance with U.S. generally accepted accounting principles, or GAAP. To supplement this information, we also use non-GAAP financial measures in this prospectus, including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. EBITDA is calculated as net income before interest expense, loss on extinguishment of debt, income taxes and depreciation and amortization expenses. EBITDA margin represents EBITDA divided by net sales. Adjusted EBITDA is calculated as EBITDA as further adjusted for non-cash stock based compensation expense, pre-opening expenses, acquisition expenses, purchase accounting and other expenses detailed in the table below. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales.

EBITDA and Adjusted EBITDA eliminate the effects of items that we do not consider indicative of our operating performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income (loss), as determined by GAAP, and our calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar metrics reported by other companies. Our presentation of such measures should not be construed as an inference that our future results will be unaffected by these items.

Management believes that such financial measures, when viewed with our results of operations in accordance with GAAP and our reconciliation of Adjusted EBITDA to net income, provide additional information to investors about certain material non-cash items and items that may not reflect our core operating performance. By providing these non-GAAP financial measures, we believe we are enhancing investors’ understanding of our business, our results of operations and our core profitability, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are used by investors as supplemental measures to evaluate the overall operating performance of companies in our industry.

Management uses EBITDA, Adjusted EBITDA and other similar measures:

•	as a measurement used in comparing our operating performance on a consistent basis;
•	to calculate incentive compensation for our employees;
•	for planning purposes, including the preparation of our internal annual operating budget, which is based on our forecasted performance; and
•	to evaluate the performance and effectiveness of our operational strategies.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect the cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes; and

•	Adjusted EBITDA does not reflect the non-cash component of our employee compensation, which is an element of our equity incentive compensation.

To address these limitations, we reconcile EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in EBITDA and Adjusted EBITDA.

The following table provides a reconciliation of our net income to Adjusted EBITDA for the periods presented:

	Successor				Predecessor
	Fiscal year			Successor period	Predecessor period	Fiscal year
	2015	2014	2013	2012	2012	2011
	(dollars in thousands)
Net income	$35,839	$26,915	$19,541	$3,605	$9,013	$16,689
Interest expense, net	15,416	18,432	17,493	5,832	4,425	6,157
Loss on extinguishment of debt	6,710	671	1,848
Depreciation and amortization expenses (a)	9,342	8,785	9,491	3,788	4,657	5,842
Income tax expense	21,607	16,763	11,277	3,303	7,286	9,933

EBITDA	88,914	71,566	59,650	16,528	25,381	38,621
Non-cash stock based compensation expense	5,035	3,761	3,440	1,115	195	50
Pre-opening expenses (b)	6,337	4,910	4,833	665	3,521	7,125
Acquisition expenses (c)	—	—	—	1,655	7,327	—
Purchase accounting (d)	(284)	(383)	(208)	3,347	—	—
Debt financing expenses (e)	89	446	510	—	—	—
Transaction related expenses(f)	322	—	—	—	—	—
Deferred compensation expense	—	—	—	—	309	69
Loss of assets and costs related to flood (g)	—	—	—	—	—	896
Former management fees (h)	—	—	—	—	279	369

Adjusted EBITDA	$100,413	$80,300	$68,225	$23,310	$37,012	$47,130

(a)	Includes depreciation and amortization relating to our distribution centers, which is included within cost of sales on our consolidated statements of income.

(b)	Represents expenses of opening new stores and distribution centers. For new stores, pre-opening expenses includes grand opening advertising costs, payroll expenses, travel expenses, employee training costs, rent expenses and store setup costs. For distribution centers, pre-opening expenses primarily includes inventory transportation costs, employee travel expenses and occupancy costs.

(c)	Represents various fees and expenses related to the CCMP Acquisition.

(d)	Includes purchase accounting impact from the inventory fair value step-up and unfavorable lease liabilities related to the CCMP Acquisition.

(e)	Represents fees and expenses related to amendments to our Senior Secured Credit Facilities.

(f)	Represents professional services and one-time compensation expenses related to the IPO.

(g)	Represents expenses and income related to a significant flood in one of our store locations in September 2011.

(h)	Represents management fees payable to our prior private equity sponsor and terminated in connection with the CCMP Acquisition.

(4)	Represents number of stores opened during the period presented.

(5)	Represents the weighted average of total net sales divided by the number of stores open, in each case at the end of each week in a fiscal year or fiscal quarter, respectively.

(6)	Comparable store sales represent net sales of “comparable stores” during a fiscal period. Stores become “comparable” beginning on the first day of the sixteenth full fiscal month following the store’s opening. Comparable store sales growth represents the percentage change in comparable store sales from the prior fiscal period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business and Key Line Items—Comparable Store Sales” incorporated by reference into this prospectus from our Form 10-K. The following table sets forth our historical quarterly comparable store sales change for each fiscal year presented.

	Fiscal year 2011	Fiscal year 2012*	Fiscal year 2013	Fiscal year 2014	Fiscal year 2015
First Quarter	(5.4)%	3.9%	(4.0)%	(3.0)%	8.8%
Second Quarter	(3.7)%	2.2%	5.2%	3.8%	7.8%
Third Quarter	(0.7)%	2.3%	(0.4)%	6.2%	3.2%
Fourth Quarter	7.5%	(1.2)%	3.2%	9.0%	5.0%

*	As adjusted to reflect comparable prior year quarters for the change in fiscal year end.

(7)	Represents total outstanding indebtedness, net of $0.1 million of unamortized original issue discount. See Note 5 to our audited consolidated financial statements incorporated by reference into this prospectus from our Form 10-K.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the risk factors incorporated by reference from our Form 10-K, as well as other information in this prospectus, before deciding whether to invest in the shares of our common stock. The occurrence of any of the events described below could have a material adverse effect on our business, financial condition or results of operations. In the case of such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks related to our common stock and this offering

Our stock price could fluctuate significantly, which could cause the value of your investment in our common stock to decline.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. The market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our results of operations. The public market for our common stock is relatively new, and its trading price is likely to be volatile and subject to significant price fluctuations in response to many factors, including:

•	changes in customer preferences;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail environment;

•	the timing and expense of new store openings, renewals, remodels and relocations and the relative proportion of our new stores to existing stores;

•	the performance and successful integration of any new stores that we open;

•	changes in our merchandise mix and supplier base;

•	risks associated with fluctuations in energy and gasoline prices;

•	changes in key personnel;

•	entry into new geographic markets;

•	our levels of comparable store sales;

•	announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	the level of pre-opening expenses associated with new stores;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retailers;

•	investors’ perceptions of our prospects and the prospects of the retail industry;

•	fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements media reports or other public forum comments related to litigation, claims or reputational charges against us;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or the failure of those analysts to initiate or maintain coverage of our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events; and

•	changes in accounting principles.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may otherwise negatively affect the liquidity of our common stock. As a result of these factors, our quarterly and annual results of operations and comparable store sales may also fluctuate significantly. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for any year and comparable store sales for any particular future period may decrease. In the future, our results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market by our existing stockholders or upon the exercise of outstanding stock options or stock options granted in the future may cause the market price of our common stock to decrease significantly. As of April 30, 2016, CCMP held an aggregate of 27,701,518 shares of our common stock. In addition, as of April 30, 2016, we have reserved an aggregate of 6,350,145 shares of common stock issuable upon exercise of outstanding options and restricted stock units issued and outstanding under the Equity Plans (2,491,046 of which are fully vested).

The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

As of April 30, 2016, we had 60,002,125 shares of common stock outstanding, of which approximately 10,000,000 shares are shares that the selling stockholders are selling in this offering and may be resold in the public market immediately after this offering. In addition, 31,021,504 shares (including shares underlying vested outstanding stock options during the lock-up period) are subject to lock-up agreements and will become available for resale in the public market beginning 45 days after the date of this prospectus and none of which will become available for resale in the public market immediately following this offering, subject to certain exceptions, including for any transactions effectuated pursuant to a 10b5-1 Plan (as defined herein) existing on the date of this prospectus.

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 45 days from the date of the prospectus filed in connection with our initial public offering, although J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 45 days after the date of this prospectus, subject to certain exceptions, including for any transactions effectuated pursuant to a 10b5-1 Plan (as defined herein) existing on the date of this prospectus. In addition, we and our affiliates are subject to certain additional restrictions on resales of our common stock. See “Shares eligible for future sale” and “Underwriting.”

We have granted customary demand and piggyback registration rights to CCMP, Mr. Butler, our co-founder, Chairman, President and Chief Executive Officer, and certain of our other stockholders party to a stockholders agreement with us, pursuant to which the selling stockholders named in this prospectus are offering shares of our common stock. Should CCMP, Mr. Butler and any other stockholders further exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in our New Credit Facilities and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors (the “Board”) and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our New Credit Facilities and might be restricted by the terms of any indebtedness that we incur in the future. Accordingly, if you purchase shares in this offering, realization of any gain on your investment will depend on the appreciation of the price of the shares of our common stock, which may never occur. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend policy.”

We have and will continue to incur increased costs and obligations as a result of being a public company.

As a new public company, we have and will continue to incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company as defined under the JOBS Act. We are required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we are subject to other reporting and corporate governance requirements, including the requirements of the NASDAQ, and certain provisions of the Sarbanes-Oxley Act, and the regulations promulgated thereunder.

As a public company, we, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance;

•	comply with our obligations under the federal securities laws and applicable NASDAQ rules;

•	create or expand the roles and duties of our Board and committees of the Board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes have and will continue to require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers.

In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate the NASDAQ listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management supervision that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our management team historically managed a private company and the transition to managing a public company presents new challenges.

Since July 2015, we have been subject to various regulatory requirements, including those of the SEC and the NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. We have not historically had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations, and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. If our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO unless, prior to that time, we (i) have more than $1.0 billion in annual revenue, (ii) have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act or (iii) issue more than $1.0 billion of non-convertible debt over a three-year period. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation and the incurrence of significant additional expenditures.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with the applicable provisions of Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could limit our ability to report our financial results accurately and timely and have a material adverse effect on our business, financial condition and results of operations.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

CCMP and our Chief Executive Officer will continue to collectively own a substantial portion of our outstanding common stock following this offering, and their interests may be different from or conflict with those of our other stockholders.

After the consummation of this offering, CCMP will beneficially own 29.5% of our outstanding common stock (or 27.0% of our outstanding common stock if the underwriters fully exercise their option to purchase additional shares from the selling stockholders) and Mr. Butler, our co-founder, Chairman, President and Chief Executive Officer, will beneficially own 21.1% of our outstanding common stock. Accordingly, both CCMP and Mr. Butler are able to exert a significant degree of influence or actual control over our management and affairs and control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Our principal stockholders’ interests might not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership and/or the restrictions imposed by the stockholders agreement may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

CCMP may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests.

CCMP makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. CCMP may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities might not be available to us. Our organizational documents contain provisions renouncing any interest or expectancy held by our directors affiliated with CCMP in certain corporate opportunities. Accordingly, the interests of CCMP may supersede ours, causing CCMP or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of CCMP and inaction on our part could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Currently, three seats on our Board are occupied by full-time investment professionals of CCMP. Because CCMP could invest in entities that directly or indirectly compete with us, when conflicts arise between the interests of CCMP and the interests of our stockholders, these directors may not be disinterested.

Anti-takeover provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our second amended and restated certificate of incorporation and second amended and restated bylaws include provisions that:

•	authorize our Board to issue, without further action by the stockholders, up to 50,000,000 shares of undesignated preferred stock;

•	subject to certain exceptions, require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by a majority of our Board or upon the request of the Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

•	establish that our Board is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management.

In addition, our second amended and restated certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which relate to business combinations with interested stockholders, do not apply to us, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (i) Section 203 by its terms would, but for the terms of our second amended and restated certificate of incorporation, apply to us and (ii) there occurs a transaction following the consummation of which CCMP no longer owns at least 5% or more of our issued and outstanding common stock entitled to vote. Our second amended and restated certificate of incorporation provides that, at such time, we will automatically become subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions until the above conditions are met, we could elect to be subject to Section 203 in the future.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is to some extent influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If no or few analysts commence coverage of us, the trading price of our stock could decrease. Even if we do obtain analyst coverage, if one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price might decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we might lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Cautionary note regarding forward-looking statements

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “could,” “may,” “might,” “will,” “likely,” “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “continues,” “projects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business, prospects, financial performance, industry outlook and financial guidance, such as those contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus from our Form 10-K.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	our failure to adequately manage our inventory or anticipate consumer demand;

•	changes in consumer confidence and spending;

•	risks associated with fluctuations in energy and gasoline prices;

•	risks associated with intense competition;

•	our failure to open new profitable stores, or successfully enter new markets, on a timely basis or at all;

•	our ability to manage our inventory balances;

•	our failure to hire and retain key personnel and other qualified personnel;

•	our inability to obtain favorable lease terms for our properties;

•	the loss of, or disruption in the operations of, our centralized distribution centers;

•	fluctuations in comparable store sales and results of operations, including on a quarterly basis;

•	risks associated with our lack of operations in the growing online retail marketplace;

•	our inability to successfully implement our marketing, advertising and promotional efforts;

•	the seasonal nature of our business;

•	the risks associated with doing business with international manufacturers;

•	changes in government regulations, procedures and requirements; and

•	our ability to service our indebtedness and to comply with our financial covenants.

See “Risk factors” contained elsewhere in and incorporated by reference into this prospectus for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus or the documents incorporated by reference herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Use of proceeds

All shares of our common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We have agreed to pay certain expenses related to this offering, which we estimate to be approximately $0.6 million.

Market price of our common stock

Our common stock has traded on NASDAQ under the symbol “OLLI” since July 16, 2015. Prior to that time, there was no public market for our shares. As of April 30, 2016, there were 120 holders of record of our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on NASDAQ.

	High	Low
Fiscal Year 2015:
Second Quarter (July 16, 2015 (first trading date after IPO) through August 1, 2015	$22.99	$18.28
Third Quarter (August 2, 2015 through October 31, 2015)	$21.19	$14.88
Fourth Quarter (November 1, 2015 through January 30, 2016)	$22.53	$15.61
Fiscal Year 2016:
First Quarter (January 31, 2016 through April 30, 2016)	$28.72	$18.97
Second Quarter (May 1, 2016 through May 26, 2016)	$26.68	$22.81

On May 26, 2016, the closing price of our common stock on NASDAQ was $25.33. American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Dividend policy

We currently intend to retain our earnings to finance the development and growth of our business and operations and do not intend to pay cash dividends on our common stock in the foreseeable future. On May 27, 2015, we paid an aggregate special cash dividend of $48.8 million in connection with the Recapitalization. See “Summary—Our recapitalization and refinancing.” In fiscal year 2014, we paid an aggregate special cash dividend of $58.0 million to holders of our common stock. See “Risk factors—Risks related to our common stock and this offering—We do not expect to pay any cash dividends for the foreseeable future.” However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

We are a holding company which does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of our New Credit Facilities and may be further restricted by any future indebtedness we or they incur.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to declare dividends will be at the discretion of our Board and will take into account:

•	restrictions in our debt instruments, including our New Credit Facilities;

•	general economic business conditions;

•	our net income, financial condition and results of operations;

•	our capital requirements;

•	our prospects;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us;

•	legal restrictions; and

•	such other factors as our Board may deem relevant.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” incorporated by reference into this prospectus from our Form 10-K.

Principal and selling stockholders

The following table shows the ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our NEOs; and

•	all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 60,002,125 shares of common stock outstanding as of April 30, 2016. We have based our calculation of the percentage of beneficial ownership after this offering on 60,002,125 shares of our common stock outstanding immediately after the completion of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is 6295 Allentown Boulevard, Suite 1, Harrisburg, Pennsylvania 17112.

						Shares beneficially owned after this offering
	Shares beneficially owned before this offering					Assuming no exercise of the option to purchase additional shares		Assuming full exercise of the option to purchase additional shares
Name and address of beneficial owner	Number of shares		Percentage	Shares offered	Subject to underwriters’ option	Number of shares	Percentage	Number of shares	Percentage
5% stockholders:
CCMP	27,701,518	(1)	46.2%	10,000,000	1,500,000	17,701,518	29.5%	16,201,518	27.0%

Named executive officers and directors:
Mark Butler	12,745,070	(2)	21.1%	—	—	12,745,070	21.1%	12,745,070	21.1%
John Swygert	170,000	(3)	*	—	—	170,000	*	170,000	*
Omar Segura	57,500	(4)	*	—	—	57,500	*	57,500	*
Douglas Cahill	20,700	(5)	*	—	—	20,700	*	20,700	*
Thomas Hendrickson	16,016	(6)	*	—	—	16,016	*	16,016	*
Stanley Fleishman	20,700	(7)	*	—	—	20,700	*	20,700	*
Joseph Scharfenberger	—		*	—	—	—	*	—	*
Richard Zannino	—		*	—	—	—	*	—	*
Robert Fisch	5,000		*	—	—	5,000	*	5,000	*
All Board members and executive officers as a group (13 persons)	13,319,986	(8)	21.8%	—	—	13,319,986	21.8%	13,319,986	21.8%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)

Includes 24,443,485 shares of common stock owned by CCMP Capital Investors II, L.P. (“CCMP Capital Investors”) and 3,258,033 shares of common stock owned by CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman,” and together with CCMP Capital Investors, the “CCMP Capital Funds”). The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P (“CCMP Capital Associates”). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly-owned by CCMP Capital, LP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and dispositive power over the shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital GP with respect to such shares are made by a committee, the members of which are Greg Brenneman, Christopher Behrens, Douglas Cahill, Joseph Scharfenberger and Richard Zannino. Douglas Cahill, Joseph

Scharfenberger and Richard Zannino are Managing Directors of CCMP. The address of each of Messrs. Cahill, Scharfenberger and Zannino and each of the entities described above is c/o CCMP Capital Advisors, LP, 245 Park Avenue, New York, New York 10167, except the address of CCMP Cayman is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. Each of Messrs. Cahill, Scharfenberger and Zannino disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds.

(2)	Includes 5,222,305 shares held directly by Mark Butler, 7,002,695 shares held by the Mark L. Butler 2012 DE Dynasty Trust and 520,070 shares underlying vested options.

(3)	Includes 124,000 shares underlying vested options or options vesting within 60 days.

(4)	Represents 57,500 shares underlying vested options or options vesting within 60 days.

(5)	Represents 20,700 shares underlying vested options or options vesting within 60 days.

(6)	Includes 6,900 shares underlying vested options or options vesting within 60 days and excludes 1,950 shares held by Mr. Hendrickson’s sister-in-law in an account over which Mr. Hendrickson has discretionary trading authority. Mr. Hendrickson disclaims beneficial ownership of such 1,950 shares other than any pecuniary interest therein.

(7)	Represents 20,700 shares underlying vested options or options vesting within 60 days.

(8)	Includes 1,000,370 shares underlying vested options or options vesting within 60 days.

Certain relationships and related person transactions

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries, and our directors, executive officers and holders of more than 5% of our voting securities.

Relationship with CCMP

On September 28, 2012, CCMP, together with certain members of management, acquired Ollie’s Holdings and its sole operating subsidiary, Ollie’s Bargain Outlet through a newly formed entity, Ollie’s Bargain Outlet Holdings, Inc. (f/k/a Bargain Holdings, Inc.).

Three of our directors, Douglas Cahill, Joseph Scharfenberger and Richard Zannino, are Managing Directors of CCMP. See “Nominees for Election” incorporated by reference into this prospectus from our Definitive Proxy Statement on Schedule 14A.

Stock split

On June 17, 2015, we effectuated a 115-for-1 stock split of our common stock pursuant to an amendment to our Amended and Restated Certificate of Incorporation. All common stock share and common stock per share amounts for all periods presented have been adjusted retroactively to reflect the Stock Split.

Amended and restated stockholders agreement

On July 15, 2015, in connection with the IPO, we amended and restated our existing stockholders agreement, dated September 28, 2012 (as previously amended, the “Existing Agreement”) and entered into an amended and restated stockholders agreement with CCMP, Mr. Butler and our management stockholders (excluding Mr. Butler, the “Management Stockholders”) (the “Amended and Restated Stockholders Agreement”), pursuant to which a number of provisions contained in the Existing Agreement (including, without limitation, provisions relating to the election of directors and certain transfer restrictions) automatically terminated. The Amended and Restated Stockholders Agreement only contains the provisions that did not terminate automatically in connection with the IPO or which the parties otherwise agreed would apply following the IPO, including the registration rights provisions described in “—Registration rights.”

Registration rights

The Amended and Restated Stockholders Agreement contains certain registration rights provisions that provide that each of CCMP, Mr. Butler, any stockholder party to the agreement holding more than 15% of our outstanding common stock or any Management Stockholder holding between 5% and 15% of our outstanding common stock are entitled to demand registrations, subject to certain exceptions. Stockholders party to the Amended and Restated Stockholders Agreement also have piggyback rights for public offerings. We are required to bear all fees and expenses incurred in connection with such registrations and public offerings, excluding any applicable underwriters’ discounts and commissions. In February 2016, we incurred fees of approximately $0.6 million of expenses related to the secondary offering of common stock by CCMP and certain members of management.

No holder may request more than two demand registrations in any 180-day period, and we will not be required to effect more than four demand registrations in any 12 month period. We also are not required to effect any registration if the anticipated gross offering price of the shares of registered securities would be less than $10 million in any offering.

Share repurchase and dividends

In May 2015, we declared a special cash dividend to holders of our common stock for an aggregate payment of $48.8 million in connection with the Recapitalization. See “Summary—Our recapitalization and refinancing” and “Dividend policy.”

In April 2014, we declared a special cash dividend to holders of our common stock for an aggregate payment of $58.0 million. See “Dividend policy.”

In February 2013, we repurchased 4,999,625 shares of common stock from CCMP at an aggregate purchase price of $46.2 million.

Board compensation

Our directors who are our employees or full-time investment professionals of CCMP will receive no compensation for their service as members of our Board, except as limited to expense reimbursement payable to CCMP. Other directors will receive compensation for their service as members of our Board as described in “Compensation of Directors” incorporated by reference into this prospectus from our Definitive Proxy Statement on Schedule 14A.

Employment agreements

We have entered into an employment agreement with each of our NEOs as well as other executive officers. See “Executive Compensation—Employment agreements” incorporated by reference into this prospectus from our Definitive Proxy Statement on Schedule 14A.

Indemnification agreements

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Lease arrangements

As of January 30, 2016, we lease four of our stores and our corporate headquarters from entities in which Mr. Butler, our co-founder, Chairman, President and Chief Executive Officer, or Mr. Butler’s family has a direct or indirect material interest. We lease two of our stores from Brooke Investments Co., LLC, a Pennsylvania limited liability company owned directly by Mr. Butler and his family and managed by Mr. Butler for which Brooke Investments Co., LLC receives aggregate annual lease payments of approximately $360,000. We lease one of our stores from BSA Enterprises, a Pennsylvania partnership, which is majority owned by Brooke Investments Co., LLC and which receives aggregate annual lease payments of approximately $200,000. We lease one of our stores and our corporate headquarters from MBBF L.P., a Pennsylvania limited partnership, which is managed by Mr. Butler and in which Mr. Butler has a 49.5% economic interest. MBBF L.P. receives aggregate annual lease payments from us of approximately $659,000. The leases for three stores expire in August 2018, the lease for the fourth store expires in January 2022 and the lease for our corporate headquarters expires in October 2023.

Other transactions

We previously engaged Infogroup Inc. (“Infogroup”), a CCMP portfolio company, for services including, but not limited to, data processing, data storage and marketing campaign management. We paid Infogroup approximately $0.2 million for its services in fiscal year 2014.

During fiscal year 2015, we paid approximately $0.2 million for the use of an airplane owned by Mr. Butler, our Chairman, Chief Executive Officer and President.

From time to time, we have and may enter into transactions for goods and services with other companies controlled by CCMP.

Policy for approval of related person transactions

Our Board has adopted a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee reviews and approves or ratifies related person transactions that exceed $120,000 individually or in the aggregate between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. The audit committee will review all such related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related person transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the related person transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

Any member of the audit committee who is a related person with respect to a related person transaction under review or is otherwise not disinterested will not be permitted to participate in the discussions or approval or ratification of the related person transaction. Our policy also includes certain exemptions for related person transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain related person transactions.

Description of certain indebtedness

New credit facilities

Our wholly-owned subsidiaries, Ollie’s Holdings and Ollie’s Bargain Outlet, entered into a $300.0 million senior secured credit facility on January 29, 2016, comprised of a $100.0 million senior secured asset-based revolving credit facility (the “New Revolving Credit Facility”), which included a $25.0 million letter of credit and a $25.0 million swingline loan facility, and a $200.0 million senior secured term loan facility (the “New Term Loan Facility,” and collectively with the Revolving Credit Facility, the “New Credit Facilities”), with Manufacturers and Traders Trust Company as administrative agent, sole lead arranger and bookrunner, Citizens Bank of Pennsylvania as Documentation Agent and KeyBank National Association as Syndication Agent.

General

The credit agreement governing the New Credit Facilities provides that Ollie’s Holdings and Ollie’s Bargain Outlet may request increased commitments under the New Revolving Credit Facility and additional term loans or additional term facilities under the New Term Loan Facility, in each case, subject to certain conditions and in an aggregate principal amount not to exceed (x) $100.0 million, plus (y) in the case of any incremental term loans that serve to effectively extend the maturity of the Term Loan Facility, an amount equal to the reductions in the New Term Loan Facility to be replaced thereby plus (z) an additional amount, subject to compliance on a pro forma basis with a total leverage ratio (total debt to Adjusted EBITDA) of no greater than (i) prior to January 28, 2017, 3.50: 1.00 or (ii) on and after January 28, 2017, 3.25: 1.00. The effective yield for any such incremental facility under the New Term Loan Facility will be subject to a “most favored nation” pricing protection provision with a cushion of 0.50%. The incurrence of any incremental facility under the New Term Loan Facility is subject to customary conditions precedent.

Availability under the New Revolving Credit Facility is limited to a line cap, which is calculated as the lesser of (a) the aggregate amount of revolving commitments and (b) the then applicable borrowing base (the “Line Cap”). The borrowing base shall equal the sum of the following:

•	90% of eligible accounts, plus

•	90% of the net orderly liquidation value of eligible inventory, plus

•	90% of eligible credit card receivables, plus

•	the lesser of (x) 85% of the cost of the eligible letter of credit inventory and (y) $25.0 million, plus

•	the lesser of (x) 85% of the cost of the eligible in-transit inventory and (y) $10.0 million, plus

•	100% of qualified cash; minus

•	any reserves established by the administrative agent for the Revolving Credit Facility in its permitted discretion.

Interest rate and fees

The variable methods of determining interest rates for the term loans or revolving loans provided under the New Credit Facilities, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50% or the Eurodollar Rate plus 1.00%, plus the Applicable Margin. The New Credit Facilities also allow for Eurodollar Loans, plus the Applicable Margin. Under the New Credit Facilities, the Applicable Margin will vary from 0.75% to 1.25% for a Base Rate Loan and 1.75% to 2.25% for a Eurodollar Loan based on reference to the total leverage ratio. As of January 29, 2016, the interest rate on outstanding borrowings under the New Term Loan Facility was 2.25% plus the Eurodollar Rate which was not subject to a floor. As of January 30, 2016, approximately $2.5 million of letters of credit and $0.3 million of rent reserves were issued and outstanding under the New Revolving Credit Facility and $97.2 million of undrawn commitments remained available for borrowing thereunder.

Under the terms of the New Revolving Credit Facility, we can borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined, up to $100.0 million. The New Revolving Credit Facility includes a $25.0 million sub-facility for letters of credit and a $25.0 million swingline loan facility. A variable unused line fee will be charged on the average daily unused portion of the New Revolving Credit Facility of 0.375% per annum if the total leverage ratio is greater than 3.25: 1.00 or 0.250% if the total leverage ratio is less than 3.25: 1.00. A letter of credit fee will accrue on the aggregate face amount of outstanding letters of credit under the New Revolving Credit Facility equal to the interest rate margin for Eurodollar Loans under the New Revolving Credit Facility. In addition, a fronting fee will be paid to the letter of credit issuer on the aggregate face amount of outstanding standby letters of credit not to exceed 0.125% per annum which fee shall be calculated based upon the actual number of days elapsed over a 360 day year and payable in arrears on the first day of each quarter.

Mandatory prepayments

The New Term Loan Facility requires Ollie’s Holdings and Ollie’s Bargain Outlet to prepay, subject to certain exceptions, outstanding term loans with:

•	100% of net cash proceeds of any incurrence, issuance or sale of indebtedness, other than the net cash proceeds of indebtedness permitted under the Term Loan Facility; and

•	100% of net cash proceeds of asset sales, subject to reinvestment rights and certain other exceptions.

The New Revolving Credit Facility requires Ollie’s Holdings and Ollie’s Bargain Outlet to first prepay outstanding loans and then cash collateralize outstanding letters of credit if at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and outstanding letters of credit under the New Revolving Credit Facility exceeds the Line Cap, in an aggregate amount equal to such excess.

Optional prepayments

Ollie’s Holdings and Ollie’s Bargain Outlet may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the New Credit Facilities at any time without premium or penalty other than customary “breakage” costs with respect to Eurodollar borrowings.

Amortization and final maturity

There is no scheduled amortization under the New Revolving Credit Facility. The New Revolving Credit Facility has a maturity date of January 29, 2021. The term loans under the New Term Loan Facility mature on January 29, 2021. Ollie’s Holdings and Ollie’s Bargain Outlet are required to repay installments on the term loans in quarterly principal amounts of (i) for each payment date that occurs on or prior to January 29, 2018, $1.25 million or (ii) for each payment date that occurs after January 29, 2018, $2.50 million, with the remaining amount payable on the maturity date.

Guarantees and security

All obligations under the New Credit Facilities are unconditionally guaranteed by Bargain Parent, Inc. and certain of Ollie’s Holdings’ existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the New Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of Ollie’s Holdings’ assets and the assets of the guarantors, including:

•

A first-priority pledge of all of Ollie’s Bargain Outlet’s capital stock directly held by Ollie’s Holdings, a first-priority pledge of all of Ollie’s Holdings’ capital stock directly held by Bargain Parent, Inc. and a first-priority pledge of all of the capital stock directly held by Ollie’s Holdings and its subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary or any “disregarded” domestic subsidiary, will be limited to 65% of the stock of such subsidiary); and

•	A first-priority security interest in substantially all of Ollie’s Holdings’ and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Certain covenants and events of default

The New Credit Facilities contain a number of restrictive covenants that, among other things and subject to certain exceptions, restrict Ollie’s Bargain Outlet’s and Ollie’s Holdings’ ability and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans and advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

•	engage in transactions with our affiliates;

•	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

•	materially alter the business we conduct;

•	modify material debt documents and certain other material documents;

•	change our fiscal year;

•	merge or consolidate;

•	enter into any sale and lease-back transactions;

•	incur liens; and

•	make payments on material subordinated or other debt.

In addition, we will be subject to a consolidated fixed charge coverage ratio test of at least 1.1 to 1.0, tested quarterly. We will also be subject to a total leverage ratio test of (i) for the period ending January 30, 2016 to October 29, 2016, 4.00: 1.00 and (i) for the period ending January 28, 2017 and thereafter, 3.50: 1.00.

The New Credit Facilities also contain certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the New Credit Facilities will be permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which will include, among others, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy and insolvency, certain pension plan related events, material judgments and any change of control.

Description of capital stock

The following is a description of (i) the material terms of our second amended and restated certificate of incorporation and second amended and restated bylaws and (ii) certain applicable provisions of Delaware law. We refer you to our second amended and restated certificate of incorporation and second amended and restated bylaws, copies of which are incorporated by reference into the registration statement of which this prospectus is a part.

Authorized capitalization

Our authorized capital stock consists of 500,000,000 shares of authorized common stock, par value $0.001 per share and 50,000,000 shares of authorized preferred stock, par value $0.001 per share. As of April 30, 2016, 60,002,125 shares of common stock were outstanding and no shares of preferred stock were issued and outstanding.

Common stock

Holders of our common stock are entitled to the rights set forth below.

Voting rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise required by law, and subject to the terms of any one or more series or classes of preferred stock, from and after the time that CCMP and Mr. Butler, together with their respective affiliates, collectively, beneficially own less than 50.1% of the then outstanding shares of our common stock, then any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting by such stockholders, unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Dividend rights

Holders of our common stock are entitled to receive dividends or other distributions when and if, declared by our Board out of assets or funds legally available therefor, and will share equally in any dividend, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions or prior rights on the payment of dividends imposed by the terms of any outstanding preferred stock or any other classes or series of stock at the time outstanding having prior rights as to dividends or other distributions.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably and proportionally in our remaining assets that are legally available for distribution to stockholders after payment of liabilities, subject to the prior rights of our creditors and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of our affairs. In any such case, we must pay the applicable distribution to the creditors and/or holders of our preferred stock before we may pay distributions to the holders of our common stock.

Registration rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to an amended and restated stockholders agreement. See “Certain relationships and related person transactions—Registration rights.”

Other rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up, subject to the prior rights of our creditors and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of our affairs. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the designation and number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Classified board

Our second amended and restated certificate of incorporation provides that our Board will consist of such number of directors as may be fixed from time to time by a resolution of at least a majority of the Board then in office and that our Board will be divided into three classes, as nearly equal in number as possible, with one class being elected at each annual meeting of stockholders. Our Board is currently composed of seven directors. Each director will serve a three-year term, with termination staggered according to class. The Class I directors, whose terms will expire at the first annual meeting of our stockholders, are Messrs. Scharfenberger and Cahill. The Class II directors, whose terms will expire at the second annual meeting of our stockholders, are Messrs. Zannino, Fleishman and Fisch. The Class III directors, whose terms will expire at the third annual meeting of our stockholders, are Messrs. Butler and Hendrickson.

Our second amended and restated certificate provides that, subject to the terms of any one or more series or classes of preferred stock, directors may only be removed for cause by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors.

The classification of our Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Anti-takeover provisions

Our second amended and restated certificate of incorporation and second amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management, including:

•	authorize our Board to issue, without further action by the stockholders, any number of undesignated preferred stock;

•	subject to certain exceptions, require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•

specify that special meetings of our stockholders can be called only by a majority of our Board, upon the request of our Chief Executive Officer or the Chairperson of the Board, and by CCMP for as long as, and only if, CCMP and Mr. Butler and their affiliates collectively, beneficially own at least 50.1% of the voting power of the then outstanding shares of our common stock;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

•	establish that our Board is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting of stockholders in the election of directors; and

•	provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director.

We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Requirements for advance notification of stockholder meetings, nominations and proposals

Our second amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or upon the request of our Chief Executive Officer or the Chairperson of the Board, and by CCMP for as long as, and only if, CCMP and Mr. Butler and their affiliates collectively, beneficially own at least 50.1% of the voting power of the then outstanding shares of our common stock. Our second amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our second amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter, including the nomination of a director, to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements. Our second amended and restated bylaws allow the Chairperson of the Board or, in his or her absence, the company secretary at a meeting of the stockholders to have the power and duty to determine whether a nomination or any business proposed was in compliance with the advance notice procedures and to preclude the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No stockholder action by written consent

Subject to the terms of any one or more series or classes of preferred stock, from and after the time that CCMP and Mr. Butler, together with their respective affiliates, collectively beneficially own less than 50.1% of the then outstanding shares of our common stock, then any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting by such stockholders, unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Section 203 of the DGCL

Our second amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (i) Section 203 by its terms would, but for the terms of our second amended and restated certificate of incorporation, apply to us and (ii) there occurs a transaction following the consummation of which CCMP and its affiliates collectively no longer owns at least 5% of our then outstanding common stock entitled to vote. Our second amended and restated certificate of incorporation provides that, at such time, we will automatically become subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to bylaws and certificate of incorporation

Our second amended and restated certificate of incorporation may be amended in any manner prescribed by Delaware law. However, any amendments (i) related to provisions in the amended and restated certificate of incorporation regarding the classification of the Board, the removal of directors, director vacancies, stockholder action by written consent, special meetings of the stockholders, amendments to the second amended and restated bylaws, forum selection for certain lawsuits and the amendment provisions, must be approved by at least 66 2/3% of the outstanding shares entitled to vote on such amendment and (ii) related to corporate opportunities and opting out of Section 203 of the DGCL, must be approved in advance by CCMP, for so long as CCMP and its affiliates collectively beneficially own shares of our stock representing at least 10% of our then outstanding shares entitled to vote generally in the election of directors. Our second amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the second amended and restated bylaws, without further stockholder action or (y) by the affirmative vote of at least 66 2/3% of the outstanding shares of our common stock entitled to vote generally on the election of directors voting as a single class, without further action by our Board.

Limitations on liability and indemnification of officers and directors

Our second amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our second amended and restated bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive forum

Our second amended and restated certificate of incorporation provides that unless we consent in writing to the selection of another forum, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate opportunities

Our second amended and restated certificate of incorporation provides that none of our directors or officers have any obligation to offer us an opportunity to participate in business opportunities presented to CCMP even if the opportunity is one that we might reasonably have pursued and that, to the extent permitted by law, CCMP will not be liable to us or our subsidiaries for breach of any duty by reason of any such activities.

Listing

Our common stock is listed on NASDAQ under the symbol “OLLI.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Shares eligible for future sale

Sale of restricted securities

As of April 30, 2016, we have 60,002,125 shares of our common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 of the Securities Act) may generally only be sold in compliance with Rule 144, which is described below. As of April 30, 2016, 40,021,134 shares of our common stock (excluding shares underlying stock options) held by our existing stockholders were “restricted securities” under the Securities Act without giving effect to this offering.

Lock-up arrangements and registration rights

In connection with this offering, we, each of our directors, executive officers and the selling stockholders have entered into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 45 days after the date of this prospectus, subject to certain exceptions, including for any transactions effectuated pursuant to a 10b5-1 Plan (as defined herein) existing on the date of this prospectus.

Following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain relationships and related person transactions—Registration rights.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Following this offering, 31,021,504 shares of our common stock (including shares underlying vested stock options during the lock-up period) held by existing stockholders are subject to the lock-up arrangements and exceptions described above.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock then outstanding; or

•	the average weekly reported trading volume of our common stock on NASDAQ for the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are proposed to be sold and are restricted securities (including the holding period of any prior owner other than an affiliate), will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities (including the holding period of any prior owner other than an affiliate), will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Equity Compensation Plan

On July 15, 2015, we filed a registration statement on Form S-8 under the Securities Act to register 5,250,000 shares of our common stock to be issued or reserved for issuance under the 2015 Plan and 6,747,625 shares of our common stock to be issued or reserved for issuance under the 2012 Plan, each referred to under “Executive Compensation” and “Compensation of Directors”, in each case incorporated by reference into this prospectus from our Definitive Proxy Statement on Schedule 14A. Shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Material U.S. federal income and estate tax considerations for non-U.S. holders

The following is a discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock purchased pursuant to this offering that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of tax accounting, entities that are treated as partnerships for U.S. federal income tax purposes (and investors in such entities), “controlled foreign corporations,” “passive foreign investment companies,” “qualified foreign pension funds,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment or common stock received as compensation. In addition, this discussion does not address the Medicare tax on certain investment income, any state, local or foreign tax laws or any U.S. federal tax law other than U.S. federal income and estate tax law (such as gift tax laws). We have not sought and will not seek any rulings from the Internal Revenue Service regarding the matters discussed below.

There can be no assurance that the Internal Revenue Service will not take positions concerning the purchase, ownership and disposition of our common stock that are different from that discussed below.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. You are also a resident alien if you are a lawful permanent resident of the United States (i.e., a “green card” holder). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF OUR COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

U.S. trade or business income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business, and

•

in the case a treaty applies, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the United States within the meaning of such treaty.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Distributions on common stock

We do not anticipate making any distributions on our common stock. See “Dividend policy.” If distributions (other than certain stock distributions) are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock (as described in “—Disposition of common stock” below). If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty (unless the dividends are considered U.S. trade or business income, as discussed below). To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, W-8BEN-E or other applicable form, claiming an exemption from or reduction in withholding tax under the applicable tax treaty. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If dividends are considered U.S. trade or business income, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates and potential branch profits tax (as described in “—U.S. trade or business income” above) but will not be subject to withholding tax, provided a properly executed Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced withholding rate under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8BEN, W-8BEN-E or other applicable form to claim income tax treaty benefits, or Internal Revenue Service Form W-8ECI or other applicable form, both as discussed above, you also may be required to provide your U.S. taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax with respect to a distribution on our common stock, you may obtain a refund from the Internal Revenue Service of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of common stock

Subject to the discussion below under “—Information reporting and backup withholding tax” and “—Other withholding requirements,” as a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

•	the gain is U.S. trade or business income;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. Holder’s holding period for our common stock.

If you are a non-U.S. Holder with gain described in the first bullet above, you generally will be subject to tax as described in “—U.S. trade or business income.” If you are a non-U.S. Holder described in the second bullet above, you generally will be subject to a flat tax at a 30% rate (or lower applicable treaty rate) on the gain, which may be offset by certain U.S. source capital losses.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide property interests and (b) its other assets used or held for use in a trade or business. We believe that we are not currently, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we will not become a USRPHC.

The tax relating to stock in a USRPHC does not apply to a non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market for U.S. federal income tax purposes.

No assurance can be given that we will not be a USRPHC or that our common stock will be considered regularly traded on an established securities market when a non-U.S. Holder disposes of shares of our common stock. Non-U.S. Holders are urged to consult with their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal estate tax

Individuals who are not citizens or residents of the United States (as defined for U.S. federal estate tax purposes), or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “—Distributions on common stock” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person or has certain enumerated relationships with the United States, backup withholding will not apply (unless the broker has actual knowledge that you are a U.S. person) but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Other withholding requirements

Under an information reporting regime commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a 30% U.S. federal withholding tax generally will be imposed on dividends paid by U.S. issuers, and on the gross proceeds from the disposition of stock of U.S. issuers, paid to or through a “foreign financial institution” (as specially defined under these rules), unless such institution (i) enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or (ii) is deemed compliant with, or otherwise exempt from, FATCA. In certain circumstances, the information may be provided to local tax authorities pursuant to intergovernmental agreements between the United States and a foreign country. FATCA also generally imposes a U.S. federal withholding tax of 30% on the same types of payments to or through a non-financial foreign entity unless such entity (i) provides the withholding agent with a certification that it does not have any substantial U.S. owners (as defined under these rules) or a certification identifying the direct and indirect substantial U.S. owners of the entity or (ii) is deemed compliant with, or otherwise excepted from, FATCA. FATCA would apply to any dividends paid on our common stock, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2018. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. Intergovernmental agreements and laws adopted thereunder may modify or supplement the rules under FATCA. You should consult your tax advisor regarding the possible implications of FATCA on your investment in our common stock.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Representatives”) are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities LLC
Jefferies LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.
RBC Capital Markets, LLC
KeyBanc Capital Markets Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After this offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to purchase additional shares

The underwriters have an option to buy up to 1,500,000 additional shares of common stock. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option from the selling stockholders, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting discounts and expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid by the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

Pursuant to the Amended and Restated Stockholders Agreement, we will pay certain expenses (other than underwriting discounts and commissions of the selling stockholders) in connection with this offering. We estimate the total expenses of this offering, including registration, filing and printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         million. We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $         in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such reimbursement is deemed to be underwriting compensation by FINRA.

Lock-up

We have agreed that, subject to certain exceptions, we will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the Representatives, for a period of 45 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our equity incentive plans.

Our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 45 days after the date of this prospectus, may not, without the prior written consent of the Representatives.

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition; or

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of any shares of our common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The foregoing shall not apply to (A) the shares of common stock to be sold by the selling stockholders in this offering, (B) transactions relating to shares of common stock or other securities that may be purchased in open market transactions after the completion of this offering, (C) the exercise of stock options, including through a “net” or “cashless” exercise, granted pursuant to any of our equity incentive plans in effect at the time of this offering, provided that the foregoing paragraph shall apply to any securities issued upon such exercise, (D) forfeitures of shares of common stock to us during the 45-day period referred to above to satisfy tax withholding requirements upon the vesting of equity-based awards granted under an equity incentive plan in effect at the time of this offering, (E) transfers of shares of common stock as a bona fide gift or gifts, (F) distributions or transfers of shares of common stock to subsidiaries, limited or general partners, members, stockholders or affiliates of the selling stockholders, (G) transfers of shares of common stock to any immediate family member, trusts for the direct or indirect benefit of the selling stockholders or the immediate family members of the selling stockholders or any of their successors upon death, or any partnerships or limited liability company, the partners or members of which consist of such selling stockholder and/or immediate family members or other dependent of the selling stockholder, and in each case such transfer does not involve a disposition for value or (H) transfers of shares of common stock by operation of law pursuant to a qualified domestic order or upon death by will or intestacy; provided that in the case of any transfer or distribution pursuant to clauses (E) through (H) above, each donee, distributee or transferee shall execute and deliver to the Representatives a lock-up agreement; provided, further, that in the case of any transfer or distribution pursuant to clauses (B) and (E) through (H) above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act (other than a filing on a Form 5 made after the expiration of the 45-day period referred to above) or other public announcement reporting a reduction in beneficial ownership of common stock shall be required or shall be made voluntarily in connection with such transfer or distribution; and provided, further, that in the case of any transfer pursuant to clauses (C) or (D) above, if such selling stockholder is required to make a filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the 45-day period referred to above, the selling stockholder shall include a statement in such report to the effect that the purpose of such transfer was to cover tax obligations of the selling stockholder in connection with such exercise. In addition, the foregoing paragraph shall not apply to (i) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act (“10b5-1 Plan”) for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 45-day period referred to above and no filing under the Exchange Act (other than a filing on a Form 5 made after the expiration of the 45-day period referred to above) or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such plan until after the expiration of the 45-day restricted period or (ii) any transactions effectuated pursuant to a 10b5-1 Plan existing on the date of this prospectus.

Listing

Our common stock is listed on NASDAQ under the trading symbol “OLLI.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of increasing or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor the underwriters can assure investors that the shares will trade in the public market at or above the public offering price listed on the cover of this prospectus.

In addition, in connection with this offering certain of the underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of securities under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

“WARNING

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.”

Notice to prospective investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Other relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Jefferies LLC acted as the administrative agent and lender under our Term Loan Facility and affiliates of Jefferies LLC and KeyBanc Capital Markets Inc. acted as lead arrangers and bookrunners for our Senior Secured Credit Facilities. Further, an affiliate of KeyBanc Capital Markets Inc. acted as a lender under our Revolving Credit Facility. The credit agreements governing these Senior Secured Credit Facilities were terminated in connection with the Refinancing. In addition, an affiliate of KeyBanc Capital Markets Inc. acts as syndication agent under our New Credit Facilities.

Legal matters

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. The validity of the shares of common stock offered hereby will be passed upon behalf of the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements and financial statement schedule of Ollie’s Bargain Outlet Holdings, Inc. as of January 30, 2016 and January 31, 2015, and for each of the fiscal years in the three-year period ended January 30, 2016, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” information we file with it into our registration statement of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus.

We hereby incorporate by reference the following documents:

(a)	our Form 10-K, filed on April 11, 2016;

(b)	our Current Report on Form 8-K, filed on February 2, 2016; and

(c)	our Definitive Proxy Statement on Schedule 14A, filed on May 2, 2016.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to: Ollie’s Bargain Outlet Holdings, Inc., 6295 Allentown Boulevard, Suite 1, Harrisburg, Pennsylvania 17112, Attention: Corporate Secretary (717) 657-2300. These documents are also available on the Investor Relations section of our website, which is located at http://www.ollies.us, or as described under “Where you can find more information” below. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

We are subject to the information and periodic reporting requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at http://www.sec.gov.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

10,000,000 shares

Common stock

Prospectus

J.P. Morgan	Jefferies	BofA Merrill Lynch

Credit Suisse	Piper Jaffray
RBC Capital Markets	KeyBanc Capital Markets

                     , 2016

Part II—information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses to be paid by Ollie’s Bargain Outlet Holdings, Inc. (the “Registrant”), other than the underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for NASDAQ.

Amount paid or to be paid
SEC registration fee	$31,164
FINRA filing fee	46,920
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	100,000
Legal fees and expenses	255,000
Accounting fees and expenses	162,500
Transfer agent and registrar fees and expenses	20,000
Miscellaneous expenses	20,000

Total	$645,584

Item 14. Indemnification of officers and directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s second amended and restated bylaws authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities

The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years (updated to give effect to the 115-for-1 stock split of the Registrant’s common stock effected on June 17, 2015):

•

From June 2013 to March 2014, the Registrant granted options to purchase an aggregate of 442,750 shares of Class B nonvoting common stock at a strike price of $8.70 per share to certain employees pursuant to the 2012 Plan.

•

In June 2014, the Registrant granted options to purchase an aggregate of 408,250 shares of Class B nonvoting common stock at a strike price of $9.04 per share to certain members of management and certain employees pursuant to the 2012 Plan.

•

In September 2014, the Registrant granted options to purchase an aggregate of 86,250 shares of Class B nonvoting common stock at a strike price of $9.99 per share to certain members of management and certain employees pursuant to the 2012 Plan.

•

In December 2014, the Registrant granted options to purchase an aggregate of 63,250 shares of Class B nonvoting common stock at a strike price of $11.62 per share to certain employees pursuant to the 2012 Plan.

•

In March 2015, the Registrant granted options to purchase an aggregate of 770,500 shares of Class B nonvoting common stock at a strike price of $12.56 per share to certain employees pursuant to the 2012 Plan.

•	In May 2015, the Registrant issued 4,600 shares of Class B non-voting common stock pursuant to the 2012 Plan upon the exercise of an option by a former employee.

In April 2014, a special cash dividend payment was made to stockholders. Pursuant to the anti-dilutive clause in the 2012 Plan, the option strike price for all options issued prior to the dividend date was reduced from $8.70 per share to $7.49 per share.

In May 2015, a special cash dividend payment was made to stockholders. Pursuant to the anti-dilutive clause in the 2012 Plan, the option strike price for options issued prior to the dividend date were reduced as follows:

Pre-Dividend Strike Price	Adjusted Strike Price
$ 7.49	$ 6.48
$ 9.04	$ 8.03
$ 9.99	$ 8.97
$11.62	$10.60
$12.56	$11.54

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

Item 16. Exhibits

(a) Exhibits:

Exhibit no.	Description

1.1	Form of Underwriting Agreement.

3.1†	Second Amended and Restated Certificate of Incorporation of Ollie’s Bargain Outlet Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report filed on Form 8-K by the Company on July 21, 2015 (No. 001-37501)).

3.2†	Second Amended and Restated Bylaws of Ollie’s Bargain Outlet Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report filed on Form 8-K by the Company on July 21, 2015 (No. 001-37501)).

4.1†	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).

4.2†	Amended and Restated Stockholders Agreement, by and among Bargain Holdings, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 8-K by the Company on July 21, 2015 (No. 001-37501)).

5.1	Opinion of Weil, Gotshal & Manges, LLP.

Exhibit no.	Description

10.1†	Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Manufacturers and Traders Trust Company as Administrative Agent and KeyBank National Association and Jefferies Finance LLC as Co-Syndication Agents (incorporated by reference to Exhibit 10.1 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.2†	Guarantee and Collateral Agreement, dated September 28, 2012, among Bargain Parent, Inc., Ollie’s Holdings, Inc., certain Subsidiaries of Ollie’s Holdings, Inc. and Manufacturers and Traders Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.3†	First Amendment to Credit Agreement and First Amendment to Collateral Agreement, dated February 26, 2013, to Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Manufacturers and Traders Trust Company as Administrative Agent and KeyBank National Association and Jefferies Finance LLC as Co-Syndication Agents (incorporated by reference to Exhibit 10.3 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.4†	Second Amendment, dated April 11, 2014, to Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Manufacturers and Traders Trust Company as Administrative Agent and KeyBank National Association and Jefferies Finance LLC as Co-Syndication Agents (incorporated by reference to Exhibit 10.4 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.5†	Credit Agreement, dated September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Jefferies Finance LLC as Administrative Agent and Manufacturers and Traders Trust Company and KeyBank National Association and as Co-Syndication Agents (incorporated by reference to Exhibit 10.5 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.6†	Guarantee and Collateral Agreement, dated September 28, 2012, among Bargain Parent, Inc., Ollie’s Holdings, Inc., certain Subsidiaries of Ollie’s Holdings, Inc. and Jefferies Finance LLC, as Administrative Agent (incorporated by reference to Exhibit 10.6 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.7†	First Amendment to Credit Agreement and First Amendment to Collateral Agreement, dated February 26, 2013, to Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Jefferies Finance LLC as Administrative Agent and Manufacturers and Traders Trust Company and KeyBank National Association and as Co-Syndication Agents (incorporated by reference to Exhibit 10.7 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

Exhibit no.	Description

10.8†	Second Amendment and Consent, dated April 11, 2014, to Credit Agreement, dated September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Jefferies Finance LLC as Administrative Agent and Manufacturers and Traders Trust Company and KeyBank National Association and as Co-Syndication Agents (incorporated by reference to Exhibit 10.8 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.9†	Credit Agreement, dated as of January 29, 2016, by and among Ollie’s Holdings, Inc., a Delaware corporation, Ollie’s Bargain Outlet, Inc., a Pennsylvania corporation, and any subsidiary loan party that becomes a Borrower pursuant to the terms thereto, as borrowers, Bargain Parent, Inc., a Delaware corporation, as parent, Manufacturers and Traders Trust Company, as administrative agent, the other agents party thereto and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on February 2, 2016 (No. 001-37501)).

10.10†	Guarantee and Collateral Agreement, dated as of January 29, 2016, by and among Bargain Parent, Inc., Ollie’s Holdings, Inc. and certain Subsidiaries of Ollie’s Holdings, Inc. in favor of Manufacturers and Traders Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report filed on Form 8-K by the Company on February 2, 2016 (No. 001-37501)).

10.11†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).

10.12†	Form of Sponsor Director Indemnification Agreement (incorporated by reference to Exhibit 10.9.2 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).

10.13†	Employment Agreement, dated September 28, 2012, by and between Ollie’s Bargain Outlet, Inc. and Mark Butler (incorporated by reference to Exhibit 10.10 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.14†	Employment Agreement, dated September 28, 2012, by and between Ollie’s Bargain Outlet, Inc. and John W. Swygert, Jr. (incorporated by reference to Exhibit 10.11 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.15†	Employment Agreement, dated January 6, 2014, by and between Ollie’s Bargain Outlet, Inc. and Omar Segura (incorporated by reference to Exhibit 10.12 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.16†	Employment Agreement, dated May 12, 2014, by and between Ollie’s Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.13 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.17†	Employment Agreement, dated September 28, 2012, by and between Ollie’s Bargain Outlet, Inc. and Howard Freedman (incorporated by reference to Exhibit 10.14 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.18†	Employment Agreement, dated April 16, 2014, by and between Ollie’s Bargain Outlet, Inc. and Kenneth Robert Bertram (incorporated by reference to Exhibit 10.15 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

Exhibit no.	Description

10.19†	Employment Agreement, dated November 18, 2015, by and between Ollie’s Bargain Outlet, Inc. and Jay Stasz (incorporated by reference to Exhibit 10.1 to the Quarterly Report filed on Form 10-Q by the Company on December 10, 2015 (No. 001-37501)).

10.20†	Bargain Holdings Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.21†	Form of Stock Option Agreement under Bargain Holdings, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.22†	2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 Registration Statement filed by the Company on July 15, 2015 (No. 333-204942)).

10.23†	Form of Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Form S-1 Registration Statement filed by the Company on July 6, 2015 (No. 333-204942)).

10.24†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Mark Butler (incorporated by reference to Exhibit 10.23 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.25†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and John W. Swygert, Jr. (incorporated by reference to Exhibit 10.24 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.26†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Omar Segura (incorporated by reference to Exhibit 10.25 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.27†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.26 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.28†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Howard Freedman (incorporated by reference to Exhibit 10.27 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.29†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Kenneth Robert Bertram (incorporated by reference to Exhibit 10.28 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

21.1†	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Annual Report filed on Form 10-K by the Company on April 11, 2016 (No. 001-37501)).

23.1	Consent of KPMG LLP.

23.2	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

† Previously filed.

(b) Financial statement schedules.

Schedule 1 — Condensed Financial Information of Registrant — Ollie’s Bargain Outlet Holdings, Inc. (parent company only)

All other financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, Ollie’s Bargain Outlet Holdings, Inc. has duly caused this Amendment No. 1 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Harrisburg, State of Pennsylvania, on May 27, 2016.

OLLIE’S BARGAIN OUTLET HOLDINGS, INC.

By:	/s/ Mark Butler
Name: Mark Butler
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-1 has been signed by the following persons in the capacities indicated on May 27, 2016.

Signature	Title

* Mark Butler	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

* John Swygert	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

* Jay Stasz	Senior Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)

* Richard Zannino	Director

* Joseph Scharfenberger	Director

* Douglas Cahill	Director

* Stanley Fleishman	Director

Signature	Title

* Thomas Hendrickson	Director

* Robert Fisch	Director

*by:	/s/ Kenneth Robert Bertram Attorney-in-fact

Exhibit index

Exhibit no.	Description

1.1	Form of Underwriting Agreement.

3.1†	Second Amended and Restated Certificate of Incorporation of Ollie’s Bargain Outlet Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report filed on Form 8-K by the Company on July 21, 2015 (No. 001-37501)).

3.2†	Second Amended and Restated Bylaws of Ollie’s Bargain Outlet Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report filed on Form 8-K by the Company on July 21, 2015 (No. 001-37501)).

4.1†	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).

4.2†	Amended and Restated Stockholders Agreement, by and among Bargain Holdings, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.1 to the Current Report filed on Form 8-K by the Company on July 21, 2015 (No. 001-37501)).

5.1	Opinion of Weil, Gotshal & Manges, LLP.

10.1†	Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Manufacturers and Traders Trust Company as Administrative Agent and KeyBank National Association and Jefferies Finance LLC as Co-Syndication Agents (incorporated by reference to Exhibit 10.1 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.2†	Guarantee and Collateral Agreement, dated September 28, 2012, among Bargain Parent, Inc., Ollie’s Holdings, Inc., certain Subsidiaries of Ollie’s Holdings, Inc. and Manufacturers and Traders Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.3†	First Amendment to Credit Agreement and First Amendment to Collateral Agreement, dated February 26, 2013, to Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Manufacturers and Traders Trust Company as Administrative Agent and KeyBank National Association and Jefferies Finance LLC as Co-Syndication Agents (incorporated by reference to Exhibit 10.3 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.4†	Second Amendment, dated April 11, 2014, to Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Manufacturers and Traders Trust Company as Administrative Agent and KeyBank National Association and Jefferies Finance LLC as Co-Syndication Agents (incorporated by reference to Exhibit 10.4 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.5†	Credit Agreement, dated September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Jefferies Finance LLC as Administrative Agent and Manufacturers and Traders Trust Company and KeyBank National Association and as Co-Syndication Agents (incorporated by reference to Exhibit 10.5 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

Exhibit no.	Description

10.6†	Guarantee and Collateral Agreement, dated September 28, 2012, among Bargain Parent, Inc., Ollie’s Holdings, Inc., certain Subsidiaries of Ollie’s Holdings, Inc. and Jefferies Finance LLC, as Administrative Agent (incorporated by reference to Exhibit 10.6 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.7†	First Amendment to Credit Agreement and First Amendment to Collateral Agreement, dated February 26, 2013, to Credit Agreement, dated as of September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Jefferies Finance LLC as Administrative Agent and Manufacturers and Traders Trust Company and KeyBank National Association and as Co-Syndication Agents (incorporated by reference to Exhibit 10.7 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.8†	Second Amendment and Consent, dated April 11, 2014, to Credit Agreement, dated September 28, 2012, among Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc. as Borrowers, Bargain Parent, Inc., as Parent, the Lenders party thereto, Jefferies Finance LLC as Administrative Agent and Manufacturers and Traders Trust Company and KeyBank National Association and as Co-Syndication Agents (incorporated by reference to Exhibit 10.8 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.9†	Credit Agreement, dated as of January 29, 2016, by and among Ollie’s Holdings, Inc., a Delaware corporation, Ollie’s Bargain Outlet, Inc., a Pennsylvania corporation, and any subsidiary loan party that becomes a Borrower pursuant to the terms thereto, as borrowers, Bargain Parent, Inc., a Delaware corporation, as parent, Manufacturers and Traders Trust Company, as administrative agent, the other agents party thereto and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on February 2, 2016 (No. 001-37501)).

10.10†	Guarantee and Collateral Agreement, dated as of January 29, 2016, by and among Bargain Parent, Inc., Ollie’s Holdings, Inc. and certain Subsidiaries of Ollie’s Holdings, Inc. in favor of Manufacturers and Traders Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report filed on Form 8-K by the Company on February 2, 2016 (No. 001-37501)).

10.11†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).

10.12†	Form of Sponsor Director Indemnification Agreement (incorporated by reference to Exhibit 10.9.2 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).

10.13†	Employment Agreement, dated September 28, 2012, by and between Ollie’s Bargain Outlet, Inc. and Mark Butler (incorporated by reference to Exhibit 10.10 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.14†	Employment Agreement, dated September 28, 2012, by and between Ollie’s Bargain Outlet, Inc. and John W. Swygert, Jr. (incorporated by reference to Exhibit 10.11 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.15†	Employment Agreement, dated January 6, 2014, by and between Ollie’s Bargain Outlet, Inc. and Omar Segura (incorporated by reference to Exhibit 10.12 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

Exhibit no.	Description

10.16†	Employment Agreement, dated May 12, 2014, by and between Ollie’s Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.13 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.17†	Employment Agreement, dated September 28, 2012, by and between Ollie’s Bargain Outlet, Inc. and Howard Freedman (incorporated by reference to Exhibit 10.14 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.18†	Employment Agreement, dated April 16, 2014, by and between Ollie’s Bargain Outlet, Inc. and Kenneth Robert Bertram (incorporated by reference to Exhibit 10.15 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.19†	Employment Agreement, dated November 18, 2015, by and between Ollie’s Bargain Outlet, Inc. and Jay Stasz (incorporated by reference to Exhibit 10.1 to the Quarterly Report filed on Form 10-Q by the Company on December 10, 2015 (No. 001-37501)).

10.20†	Bargain Holdings Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.21†	Form of Stock Option Agreement under Bargain Holdings, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).

10.22†	2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 Registration Statement filed by the Company on July 15, 2015 (No. 333-204942)).

10.23†	Form of Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Form S-1 Registration Statement filed by the Company on July 6, 2015 (No. 333-204942)).

10.24†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Mark Butler (incorporated by reference to Exhibit 10.23 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.25†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and John W. Swygert, Jr. (incorporated by reference to Exhibit 10.24 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.26†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Omar Segura (incorporated by reference to Exhibit 10.25 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.27†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.26 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.28†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Howard Freedman (incorporated by reference to Exhibit 10.27 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

10.29†	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie’s Bargain Outlet, Inc. and Kenneth Robert Bertram (incorporated by reference to Exhibit 10.28 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

Exhibit no.	Description

21.1†	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Annual Report filed on Form 10-K by the Company on April 11, 2016 (No. 001-37501)).

23.1	Consent of KPMG LLP.

23.2	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

† Previously filed.